Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 9, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes		No	✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 6 2007, entitled "VODAFONE TO ACQUIRE TELE2’S BUSINESSES IN ITALY AND SPAIN ".

6 October 2007

VODAFONE TO ACQUIRE TELE2’S BUSINESSES IN ITALY AND SPAIN

Vodafone announces today that it has agreed to acquire Tele2 Italia SpA ("Tele2 Italy") and Tele2 Telecommunication Services SLU ("Tele2 Spain") from Tele2 AB Group for a cash consideration of €775 million (£537 million) on a debt free basis.

Tele2 Italy and Tele2 Spain provide nationwide fixed-line telecommunications and broadband services. Tele2 Italy had over 2.6 million customers as at 30 June 2007, including over 400,000 broadband customers, Tele2 Spain had 550,000 customers as at 30 June 2007, including over 240,000 broadband customers.

Key highlights of the transaction are:

•             Enables Vodafone to benefit from the attractive, high growth broadband markets in Spain and Italy, as penetration is increasing rapidly

•             Immediately delivers the infrastructure and broadband expertise necessary for a competitive broadband offering in two of Vodafone’s key European markets

•               Capital expenditure requirements of Tele2 Italy and Tele2 Spain are not expected to materially impact the Group’s ongoing capital intensity ratio in its Europe region

•             Meets Vodafone’s stated financial investment criteria and is expected to be broadly neutral to adjusted earnings per share in the first full year after acquisition, excluding the impact of acquired intangible asset amortisation

Commenting on the transaction, Arun Sarin, Chief Executive of Vodafone, said:

"This acquisition is consistent with our strategy of meeting our customers’ total communications needs. It will generate substantial time to market benefits in Italy and Spain, where low broadband penetration and the market structure make ownership of fixed broadband assets attractive. We have now established a clear route to delivering fixed broadband services in each of our major European markets."

Principal benefits

The principal benefits of the transaction are:

•              Enables Vodafone to benefit from the attractive, high growth broadband markets in Spain and Italy:

–	Approximately 44% of households in Italy are expected to have broadband services by the end of the year, up from 30% two years ago

–	Approximately 57% of households in Spain are expected to have broadband services by the end of the year, up from 33% two years ago

•              Acceleration of Vodafone’s total communications strategy in Italy and Spain by immediately delivering the infrastructure and broadband expertise necessary for a competitive DSL offering in two of Vodafone’s key European markets

•              Exploits strong existing platforms in Spain and Italy:

–	The acquisition of unbundled networks enables Vodafone to benefit from the scale benefits and improved economics of asset ownership

–	In both countries, Tele2 offers local loop unbundling coverage to major cities, with the remaining nationwide coverage available through resale services

–	Vodafone plans to substantially increase local loop unbundling coverage within the next 12 months

•              Integration with existing Vodafone operations will significantly enhance Tele2 Italy and Tele2 Spain through:

–	Cost synergies arising from the use of existing network operations and infrastructure

–	Revenue synergies arising from cross-selling existing Vodafone products to the current customer base

Financial impact on Vodafone

The transaction meets Vodafone’s stated financial criteria.

The capital expenditure requirement of the acquired businesses is not expected to have a material impact on the Group’s ongoing capital intensity ratio in its Europe region.

The transaction is expected to be broadly neutral to adjusted earnings per share in the first full year post acquisition, excluding the impact of acquired intangible asset amortisation. Including this impact, the transaction is expected to be approximately 1.5% dilutive to adjusted earnings per share in the first full year post acquisition.

The transaction is not expected to have a material impact on the Group’s 2007/08 outlook statement and will have no impact on the Group’s expectations for modest dividend growth in the near term.

Further transaction details

The transaction is expected to close by the end of the calendar year, following the receipt of regulatory approval.

-ends-

For further information:

Vodafone Group
Investor Relations	Media Relations
Telephone: +44 (0) 1635 664 447	Telephone: +44 (0) 1635 664 444

Notes to Editors

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across 5 continents and 232 million proportionate customers at the end of June 2007, as well as 40 partner networks. For further information, please visit www.vodafone.com

About Tele2

Tele2 is an alternative telecom operator and has 29 million customers in 18 countries. Tele2 offers fixed and mobile telephony, broadband, data network services and cable TV. In 2006, Tele2 had operating revenue of €5.6 billion and reported an EBITDA of €0.6 billion.

About Tele2 Italy

Tele2 Italy has a customer base as at 30 June 2007 of more than 2.6 million, of which over 400,000 are broadband customers, 33% of these on its unbundled network. Tele2 Italy has approximately 4% of the Italian broadband market based on number of customers and has been gaining market share over the past 18 months. The company reported revenues of €546 million and EBITDA of €(6) million for the year ended 31 December 2006. In the six months ended 30 June 2007 revenue grew 8.5% to €298m, driven by direct access and broadband, which grew over 200%. EBITDA reached break-even in the period. Tele2 Italy has approximately 100 employees.

About Tele2 Spain

Tele2 Spain has 550,000 customers as at 30 June 2007, of which approximately 240,000 are broadband customers, 81% of these on its unbundled network. Tele2 Spain currently has approximately 3.5% of the Spanish broadband market based on number of customers and has been gaining market share over the past 18 months. The company reported revenues of €253 million and EBITDA of €(21) million for the year ended 31 December 2006. In the six months ended 30 June 2007 revenue was overall constant year-on-year at €133m, but broadband revenue grew over 100%. EBITDA was €(8) million in the period. Tele2 Spain has approximately 400 employees.

Cautionary statement regarding forward - looking statements

This press release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the transactions contemplated herein, expected capital expenditure requirements associated with the transaction, the effect of the transaction on our adjusted earnings per share, our expected realisation of cost and revenue synergies, and levels of broadband penetration in Italy and Spain in the near term.. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "will", "expects/expected", "believes", "intends", "plans", "targets", "goal" or "estimates".

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected benefits associated with the transactions referred to herein; our ability successfully to integrate the operations of Tele2 Italy and Tele2 Spain with our own operations, the continued growth in the market for broadband services in Italy and Spain and general economic conditions in those regions.

In addition to the factors noted above, please refer to documents Vodafone Group Plc has filed with, or otherwise furnished to, the US Securities and Exchange Commission (the "SEC") under the US Securities Exchange Act of 1934, including the Annual Report on Form 20-F for the year ended 31 March 2007 and subsequently furnished Form 6-Ks (which are available at the SEC’s Internet site (http://www.sec.gov), for additional factors, risks and uncertainties that could cause actual results and developments to differ materially from the expectations disclosed or implied within the forward-looking statements made herein. No assurances can be given that the forward-looking statements in this release will be realised. All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone Group Plc does not undertake, and specifically disclaims, any obligation to update or revise these forward-looking statements, whether as a result of new information, future developments or otherwise.

Other matters

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract thereafter. Information in this press release about the yield on shares cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 9, 2007	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary